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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              ASARCO INCORPORATED

                           (Name of Subject Company)

                               ASMEX CORPORATION
                                      AND
                           GRUPO MEXICO, S.A. DE C.V.
                                   (Bidders)
                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                        (INCLUDING THE ASSOCIATED JUNIOR
                 PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                            ------------------------

                                    04341310
                     (CUSIP Number of Class of Securities)
                            ------------------------

                            Daniel Tellechea Salido
                Managing Director for Administration and Finance
                           Grupo Mexico, S.A. de C.V.
                              Baja California 200
                                Colonia Roma Sur
                           06760 Mexico City, Mexico

                          Telephone: 011-525-574-2067

          (Name, Address and Telephone Number of Person Authorized To
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            Lori Anne Czepiel, Esq.
                                Brown & Wood LLP
                             One World Trade Center
                            New York, New York 10048
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599

                           CALCULATION OF FILING FEE

Transaction Valuation*                                                                  $1,062,632,096
Amount of Filing Fee**                                                                  $     212,527

------------------------

* Estimated for purposes of calculating the filing fee only. This filing fee calculation assumes the purchase of 36,021,427 shares of Common Stock, without par value, of ASARCO Incorporated at a price of $29.50 per share in cash without interest.

** Calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:............  $186,594
Filing Party:......................  ASMEX Corporation and Grupo Mexico, S.A. de C.V.
Form or Registration No:...........  Schedule 14D-1 and Amendment No. 4 to Schedule 13D
Date Filed:........................  September 27, 1999

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    This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 and the
Schedule 13D as the same may have been amended from time to time (as amended hereby, the 'Statement') relates to the offer by Grupo Mexico, S.A. de C.V., a Mexican corporation ("Parent") through its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, without par value (together with the associated junior participating preferred stock purchase rights, the "Common Stock"), of ASARCO Incorporated, a New Jersey corporation (the "Company"), at a purchase price of $29.50 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1999 (the "Offer to Purchase"), a copy of which is attached to this Statement as Exhibit (a)(1), and as amended and supplemented by the Supplement thereto, dated October 8, 1999 (the "Supplement") a copy of which is attached to this Statement as Exhibit (a)(10), and in the related Letter of Transmittal, a copy of which is attached to this Statement as Exhibit (a)(2) (which, as may be amended or supplemented from time to time, together with the Offer to Purchase constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    Item 1 is hereby amended and supplemented by the following:

    (b) The information set forth in the "INTRODUCTION" and "Section 1--Terms of the Offer; Expiration Date" in the Supplement is incorporated herein by reference.

    (c) The information set forth in "Section 3--Price Range of Shares; Dividends" in the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    Item 3 is hereby amended and supplemented by the following:

    (a)-(b) The information set forth in the "INTRODUCTION" and "Section 5--Background of the Offer; Contacts with the Company" in the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4 is hereby amended and supplemented by the following:

    (a) The information set forth in "Section 4--Source and Amount of Funds" in the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    Item 7 is hereby amended and supplemented by the following:

    The information set forth in the "INTRODUCTION" and "Section 5--Background of the Offer; Contacts with the Company" in the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10 is hereby amended and supplemented by the following:

    (b)-(c) The information set forth in "Section 7--Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Supplement is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)     Offer to Purchase dated September 27, 1999.*

(a)(2)     Form of Letter of Transmittal.*

(a)(3)     Form of Notice of Guaranteed Delivery.*

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.*

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

(a)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.*

(a)(7)     Form of Summary Advertisement dated September 27, 1999.*

(a)(8)     Press release of Parent dated September 24, 1999.*

(a)(9)     Press release of Parent dated September 27, 1999.*

(a)(10)    Supplement to the Offer to Purchase dated October 7, 1999.

(a)(11)    Press release of Parent dated October 7, 1999.

(b)(1)     Commitment Letter from The Chase Manhattan Bank and Chase Securities Inc.
           dated September 24, 1999.*

(b)(2)     First Amended and Restated Commitment Letter from The Chase Manhattan Bank and
           Chase Securities Inc. dated October 5, 1999.

(b)(3)     Second Amended and Restated Commitment Letter from The Chase Manhattan Bank and Chase Securities Inc. dated October 7, 1999.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        None.

(g)(1)     1997 Annual Report of Parent.*

(g)(2)     1998 Annual Report of Parent.*

(g)(3)     Unaudited Financial Report of Parent as of June 30, 1999.*

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*Previously filed.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 1999

                                GRUPO MEXICO, S.A. DE C.V.

                                By:  /s/ DANIEL TELLECHEA SALIDO
                                     ------------------------------------------
                                     Name: Daniel Tellechea Salido
                                     Title:  Managing Director for
                                     Administration
                                             and Finance

                                GRUPO MEXICO, S.A. DE C.V.

                                By:  /s/ GENARO GUERRERO DIAZ MERCADO
                                     ------------------------------------------
                                     Name: Genaro Guerrero Diaz Mercado
                                     Title:  Treasurer

                                ASMEX CORPORATION

                                By:  /s/ DANIEL TELLECHEA SALIDO
                                     ------------------------------------------
                                     Name: Daniel Tellechea Salido
                                     Title:  Vice President and Treasurer

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------------

(a)(1)             Offer to Purchase dated September 27, 1999.*

(a)(2)             Form of Letter of Transmittal.*

(a)(3)             Form of Notice of Guaranteed Delivery.*

(a)(4)             Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)             Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                   Nominees.*

(a)(6)             Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)             Form of Summary Advertisement dated September 27, 1999.*

(a)(8)             Press release of Parent dated September 24, 1999.*

(a)(9)             Press release of Parent dated September 27, 1999.*

(a)(10)            Supplement to the Offer to Purchase dated October 7, 1999.

(a)(11)            Press release of Parent dated October 7, 1999.

(b)(1)             Commitment Letter from The Chase Manhattan Bank and Chase Securities Inc. dated September 24,
                   1999.*

(b)(2)             First Amended and Restated Commitment Letter from The Chase Manhattan Bank and Chase Securities
                   Inc. dated October 5, 1999.

(b)(3)             Second Amended and Restated Commitment Letter from The Chase Manhattan Bank and Chase Securities
                   Inc. dated October 7, 1999.

(c)                Not applicable.

(d)                Not applicable.

(e)                Not applicable.

(f)                None.

(g)(1)             1997 Annual Report of Parent.*

(g)(2)             1998 Annual Report of Parent.*

(g)(3)             Unaudited Financial Report of Parent as of June 30, 1999.*

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*   Previously filed.